Exhibit 99.5

May 31, 2023

Dear Sirs/Madams:

Re:	Support and Voting Agreement

20231089 Parent, LLC, a limited liability company formed under the laws of Delaware (“Parent”), 1000548481 Ontario Inc., a corporation existing under the laws of the Province of Ontario (“Purchaser”), and Reunion Neuroscience Inc., a corporation existing under the federal laws of Canada (the “Company”), are, concurrently with the execution and delivery of this support and voting agreement (as amended, modified and/or supplemented from time to time, the “Agreement”), entering into an arrangement agreement dated as of the date hereof (as amended, modified and/or supplemented from time to time, the “Arrangement Agreement”) providing for an arrangement (as amended, modified and/or supplemented from time to time, the “Arrangement”) of the Company under section 192 of the Canada Business Corporations Act, pursuant to which, among other things, holders of the issued and outstanding common shares of the Company (the “Shares”) immediately prior to the Effective Time (as defined in the Arrangement Agreement), excluding any Dissenting Holders (as defined in the Arrangement Agreement), will receive the Arrangement Consideration (being US$1.12 per Share), all on the terms and subject to the conditions set out in the Arrangement Agreement.

In consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, each of the undersigned securityholder (the “Securityholder”), Parent and Purchaser hereby covenants and agrees in his or her capacity as a securityholder and not in his or her capacity as an officer and/or director of the Company, and acknowledges that Parent and Purchaser are relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement and would not enter into the Arrangement Agreement or consummate the Arrangement but for the execution and delivery of this Agreement by the Securityholder, as follows:

1.	Definitions

In this Agreement, unless the context otherwise requires, capitalized terms used that are not defined herein have the respective meanings given to them in the Arrangement Agreement and grammatical variations of such terms have the corresponding meanings.

2.	Ownership of the Shares and Other Securities

The Securityholder is the registered and/or beneficial owner, directly or indirectly, of, or has direction or control over, the number of Shares and, if any, the number of options of the Company exercisable for Shares (the “Company Options”), as set forth on the Securityholder’s acceptance (the “Acceptance”) at the end of this Agreement. For purposes of this Agreement, the term “Subject Securities” means all of the Shares and Company Options held of record and/or beneficially owned or over which direction or control is exercised, directly or indirectly, by the Securityholder as of the date hereof and further includes any Shares and Company Options acquired or over which ownership, control or direction is acquired by the Securityholder after the date hereof, including any Shares acquired upon the conversion, exchange or exercise of any securities or rights of the Company convertible into or exchangeable or exercisable for the Shares held by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time.

3.	Support for the Arrangement

The Securityholder hereby irrevocably and unconditionally covenants, undertakes and agrees that, until the termination of this Agreement in accordance with its terms, the Securityholder shall:

(a)	not, directly or indirectly, solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities or books and records of the Company or any Company Subsidiaries) or take any action to solicit, initiate or knowingly encourage or otherwise facilitate, or otherwise engage or participate in, and immediately cease and cause to be terminated, any negotiations or any discussions regarding any inquiry, proposal, expression of interest or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of the Company or any Company Subsidiary;

(b)	attend (virtually, in person or by proxy) any meeting (including the Company Meeting) of the securityholders of the Company convened for the purposes of considering the Arrangement Resolution or to give effect to the Arrangement (including any adjournments and postponements thereof), and at such meeting, cause the Subject Securities to be counted as present for purposes of establishing quorum and, vote or cause to be voted all of the Subject Securities (which have a right to vote at such meeting) in favour of the approval of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions reasonably required for the consummation of the transactions contemplated in the Arrangement Agreement and all matters related thereto);

(c)	attend (virtually, in person or by proxy) any meeting (including the Company Meeting) of the securityholders of the Company convened for the purposes of considering any other transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with the consummation of the Arrangement or any transaction or matter contemplated by the Arrangement Agreement (including any adjournments and postponements thereof), and at such meeting, cause the Subject Securities to be counted as present for purposes of establishing quorum and, vote or cause to be voted all of the Subject Securities (which have a right to vote at such meeting) against any transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

(d)	not tender or cause to be tendered any Subject Securities to any Acquisition Proposal or other transaction or matter other than the Arrangement (such as a merger, amalgamation, arrangement, business combination, rights offering, reorganization, recapitalization or liquidation or take-over bid or similar transaction) involving the Company or any Shares (including the Subject Securities) that could reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

(e)	not, without the prior written consent of Parent and Purchaser, sell, transfer, assign, pledge, hypothecate, encumber, grant a security interest in, gift or otherwise dispose of any Subject Securities, or enter into any agreement, arrangement or understanding in connection with any of the foregoing (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement or any other transactions contemplated by the Arrangement Agreement or permit any Affiliate or associate (as such term is defined in the Securities Act (Ontario)) of the Securityholder to do any of the foregoing;

(f)	not, except as required pursuant to this Agreement, grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any vote pooling agreement or voting arrangement or enter into or subject any of such Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting, calling of meetings of the Shareholders, the tendering thereof, or the granting of consents or approvals of any kind with respect to any Subject Securities;

(g)	not exercise any rights of dissent or appraisal in respect of the Arrangement Resolution or any aspect thereof or matter related to the transactions contemplated by the Arrangement Agreement, and not exercise any other securityholder rights or remedies or bring or threaten to bring any suit or proceeding available at common law or pursuant to applicable securities, corporate law or other applicable Law or take any other action that is reasonably likely to in any manner delay, hinder, prevent, frustrate, interfere with or challenge the Arrangement or any transaction contemplated by the Arrangement Agreement;

(h)	not requisition or join in the requisition of any meeting of any of the Shareholders for the purpose of considering any resolution which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement;

(i)	not make any public statement which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Arrangement Agreement; and

(j)	in the event that Parent or Purchaser (or any of their Affiliates) undertakes an alternative transaction to the Arrangement (whether in form or substance) involving the Company that results in holders of Shares receiving consideration (on an after-tax basis) that is no less favourable than the consideration offered pursuant to the Arrangement, reasonably cooperate to facilitate the objectives of Parent and Purchaser, on the one hand, and the Company, on the other hand, in respect of such alternate transaction.

4.	Covenants of the Purchaser

Each of Parent and Purchaser hereby covenants with the Securityholder that from the date of this Agreement until this Agreement is terminated in accordance with its terms, it shall perform the covenants required to be performed by it under the Arrangement Agreement, except where the failure to comply with such covenants, individually or in the aggregate, would not materially impede the completion of the Arrangement.

5.	Grant of Proxy

The Securityholder hereby irrevocably and unconditionally covenants and agrees that: (a) no later than 5 Business Days prior to the scheduled date of the Company Meeting, the Securityholder shall duly complete, execute and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (which have a right to vote at such meeting) to be delivered to or to the order of the Company to cause such Subject Securities to be voted in favour of the Arrangement Resolution and/or any matter set forth on such proxy or voting instruction form that would reasonably be expected to facilitate the Arrangement or any transaction contemplated by the Arrangement Agreement; and (b) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, amended or invalidated, unless prior written consent from Parent and Purchaser has been obtained or this Agreement is terminated in accordance with Section 13.

6.	Directors or Officers of the Company

Each of Parent and Purchaser acknowledges and agrees that the Securityholder is bound hereunder in his or her capacity as a holder of the Subject Securities and not in his or her capacity as a director, officer or employee of the Company or its Affiliates or subsidiaries. Notwithstanding any provisions of this Agreement to the contrary, nothing herein shall prevent, limit or restrict the Securityholder in any way from taking in good faith any actions necessary to discharge his or her fiduciary duties and other legal obligations as a director and/or officer of the Company or its Affiliates or subsidiaries under applicable Law or that is expressly permitted by and done in compliance with the Arrangement Agreement, and any such actions by any director or officer of the Company or its Affiliates or subsidiaries shall not constitute a violation of this Agreement.

Notwithstanding any provisions of this Agreement to the contrary, the Securityholder will be entitled to exercise his or her rights to acquire the Shares (if any) issuable upon the exercise or settlement of the Company Options held by the Securityholder upon the vesting thereof, as applicable, in compliance with the respective terms of such securities (which such Shares will be subject to the terms of this Agreement).

7.	Further Assurances

Each of the Securityholder, on the one hand, and Parent and Purchaser, on the other hand, shall, from time to time and at all times hereafter at the reasonable request of the other parties but without any further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

8.	Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to Parent and Purchaser as follows and acknowledges that Parent and Purchaser are relying on such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement and completing the transactions contemplated hereby and thereby:

(a)	the Securityholder is (and will continue to be until the Effective Time) the sole registered holder and/or beneficial owner of, or exercises control or direction over, the Subject Securities listed on the Acceptance, with good and marketable title thereto, free and clear of all claims, liens, charges, encumbrances, restrictions (other than resale and similar restrictions), security interests and rights of others and no person or entity has any agreement, option, or any right or privilege capable of becoming an agreement or option (whether by law, pre-emptive or contractual), for the purchase, acquisition or transfer of any Subject Securities, or any interest therein or right thereto, except pursuant to the Arrangement Agreement and this Agreement;

(b)	the only securities of the Company held of record or beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder or its Affiliates or associates are the Subject Securities listed on the Acceptance;

(c)	the Securityholder has the sole right to sell and transfer (or cause to be sold and transferred) all of its Subject Securities now held (other than with respect to securities that have not vested);

(d)	the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Company (whether by law, pre-emptive or contractual) or any rights or privileges capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Company or any interest therein;

(e)	the Securityholder has the sole right to vote (or cause to vote) all of its Subject Securities (which have a right to vote) now held and none of the Subject Securities is subject to any power of attorney, proxy, voting trust, vote pooling or other agreement with respect to the voting or right to vote, call meetings of any of the Shareholders or give consents or approvals of any kind with respect to any Subject Securities; and

(f)	the Securityholder is duly authorized to execute and deliver this Agreement and perform its obligations hereunder and this Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding agreement, enforceable against the Securityholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other applicable laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with: (i) any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder is or will be a party and by which the Securityholder is or will be bound at the time of such consummation; and (ii) any applicable Law, including any judgement, decree, order or award of any government, court, governmental or regulatory body, arbitrator or similar body applicable to the Securityholder.

9.	Representations and Warranties of Parent and Purchaser

Parent and Purchaser hereby represent and warrant to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby:

(a)	Each of Parent and Purchaser validly exists under the laws of its jurisdiction and has all requisite corporate power and authority to execute and deliver the Arrangement Agreement and this Agreement and to perform its obligations thereunder and hereunder; and

(b)	Each of Parent and Purchaser is duly authorized to execute and deliver this Agreement and perform its obligations hereunder and no other internal proceeding on its part is necessary to authorize this Agreement and this Agreement has been duly executed and delivered by such party and constitutes a legal, valid and binding agreement, enforceable against such party in accordance with its terms, except as may be limited by bankruptcy, insolvency and other applicable laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the performance by such party of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with: (i) any contract, commitment, agreement, understanding or arrangement of any kind to which such party is or will be a party and by which such party is or will be bound at the time of such consummation; and (ii) any applicable Law, including any judgement, decree, order or award of any government, court, governmental or regulatory body, arbitrator or similar body applicable to such party or its business.

10.	Assignment and Amendment

(a)	None of the parties hereto may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties, provided that Parent or Purchaser may, at any time, assign all or any part of its rights and obligations under this Agreement without any such consent to any Affiliate of such party and provided further that such party shall not be relieved of its obligations hereunder and shall continue to be jointly and severally liable with such Affiliate for all of its obligations hereunder.

(b)	This Agreement shall be binding upon, enure to the benefit of and be enforceable by each of Parent, Purchaser and the Securityholder and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person or entity other than Parent, Purchaser and the Securityholder and their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(c)	Except as expressly set forth herein, this Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between Parent, Purchaser and the Securityholder with respect to the subject matter hereof and shall not be modified, amended or supplemented except upon the execution and delivery of a written agreement by Parent, Purchaser and the Securityholder.

11.	Notice

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered in person, or sent by email:

(a)	in the case of the Securityholder, to the address listed on the Acceptance;

(b)	in the case of Parent or Purchaser, to:

c/o MPM BioImpact

399 Boylston Street, Suite 1100

Boston, MA 02116

Attention: Kristen Laguerre

Email: klaguerre@mpmcapital.com

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 5300, TD Bank Tower

Box 48, 66 Wellington Street West

Toronto, ON M5K 1E6

Attention:	Jonathan See and Rami Chalabi
Email:	jsee@mccarthy.ca; rchalabi@mccarthy.ca

or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 11. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by email at the address provided herein during normal business hours on a Business Day, or otherwise on the next Business Day.

12.	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any legal proceedings arising out of this Agreement will be conducted in the English language only.

13.	Termination

(a)	This Agreement shall automatically terminate and be of no further force or effect upon the earliest to occur of:

(i)	the mutual written agreement of Parent, Purchaser and the Securityholder;

(ii)	the Arrangement Agreement has been terminated in accordance with its terms; and

(iii)	the Effective Time.

(b)	If this Agreement is terminated in accordance with its terms, this Agreement shall forthwith become void and of no further force or effect and the Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities, and there shall be no liability on the part of Parent, Purchaser or the Securityholder to any other parties; provided that the foregoing shall not relieve Parent, Purchaser or the Securityholder from any liability for any willful, intentional or fraudulent breach of its respective obligations under this Agreement arising prior to such termination.

14.	Enforcement

The Securityholder agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages or other legal remedies would not be an adequate remedy. It is accordingly agreed that in the event of a breach or threatened breach by the Securityholder of any of its covenants or obligations under this Agreement, Parent and Purchaser shall be entitled to equitable relief by way of an injunction or injunctions or otherwise to prevent or restrain breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which Parent and Purchaser are entitled at law or in equity. Parent and Purchaser shall not be required to obtain or furnish any bond or similar instrument in connection with or as a condition to obtaining or seeking any such equitable remedy.

15.	Disclosure

The Securityholder hereby consents to: (a) the disclosure of the substance of this Agreement in any press release, circular relating to the Company Meeting, court documents produced by the Company, Parent and Purchaser or their respective Affiliates in connection with the Arrangement and any other public disclosure made by the Company, Parent or Purchaser in connection with the Arrangement or as may be required by applicable Law; (b) the filing of this Agreement on SEDAR and Electronic Data Gathering, Analysis, and Retrieval (EDGAR); and (c) a copy of this Agreement being provided to the Company, Parent and Purchaser. Except as set forth above or as required by applicable Law, by any government, court, governmental or regulatory body, arbitrator or similar body, or the Arrangement Agreement, the Securityholder shall not make any public announcement or statement with respect to this Agreement, the transactions contemplated herein or in connection with the Arrangement without the prior written approval of Parent and Purchaser, which shall not be unreasonably withheld or delayed.

16.	Interpretation

(a)	The division of this Agreement into Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Any reference to gender includes all genders, including the neuter gender. Words importing the singular number only shall include the plural and vice versa. Any reference to a person or entity includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns. Any reference to a law or statute refers to such law or statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re enacted or superseded, unless stated otherwise.

(b)	If any provision of this Agreement or the application thereof to Parent, Purchaser or the Securityholder or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to Parent, Purchaser or the Securityholder or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by applicable law.

(c)	The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; and (ii) “Section” followed by a number mean and refer to the specified Section of this Agreement.

(d)	Parent, Purchaser and the Securityholder waive the application of any rule of applicable law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party (or counsel of which) that prepared the executed agreement or any earlier draft of the same.

(e)	No waiver of any provision of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

(f)	Time is of the essence of this Agreement.

(g)	A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day.

17.	Independent Legal Advice

The Securityholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms that it has either done so or voluntarily waived its right to do so in connection with the entering into of this Agreement.

18.	Counterpart Execution

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same original instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

19.	Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente convention et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page intentionally left blank; signature pages follow.]

Yours truly,

20231089 PARENT, LLC

By:	(signed) "Ansbert Gadicke"
	Name:	Ansbert Gadicke
	Title:	President

1000548481 ONTARIO INC.

By:	(signed) "Ansbert Gadicke"
	Name:	Ansbert Gadicke
	Title:	President

[Signature Page for Support and Voting Agreement]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the date first written above, and the undersigned hereby confirms that the undersigned is the holder of record and/or beneficially owns, directly or indirectly, or has control or direction over, the securities indicated below and no other securities of the Company:

Subject Securities	Registered Owner	Beneficial Owner
Common Shares:
Nil	N/A	N/A
Company Options:

64,685	Curtis Weber	Curtis Weber

(signed) "Paul Dimerin"	(signed) "Curtis Weber"
Signature of Witness	Signature of Securityholder
Paul Dimerin	Curtis Weber
Name of Witness (please print)	Name of Securityholder (please print)

Address of Securityholder:

[Redacted]

Email Address of Securityholder:

[Redacted]

If a corporation, jurisdiction of incorporation / continuance / amalgamation:

If an individual, province of residency, if different from the province noted in the address above:

[Redacted]